AB
3/11

15048450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., DC 124

SEC FILE NUMBER
8-68178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCT Securities & Derivatives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 2100
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Puig 305-424-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15
PB

OATH OR AFFIRMATION

I, Juan Puig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCT Securities & Derivatives, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/COO

Title

MIGUEL ANGEL CASANOVA
MY COMMISSION # EE185278
EXPIRES April 01, 2016
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCT SECURITIES & DERIVATIVES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

TCT SECURITIES & DERIVATIVES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS

	Page
Facing page to Form X-17A-5	1A
Affirmation	1B
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY SCHEDULES:	
Schedule 1 - Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	12
Supplementary Note - Supplementary information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	13
Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Report	14
Rule 15c3-3 Exemption Report	15

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Members of:
TCT Securities & Derivatives, LLC

We have audited the accompanying financials statements of TCT Securities & Derivatives, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TCT Securities & Derivatives, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCT Securities & Derivatives, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of TCT Securities & Derivatives, LLC's financial statements. The supplemental information is the responsibility of TCT Securities & Derivatives, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets		
Cash	$	34,341
Receivable from clearing brokers		10,499
Prepaid and other assets		8,539
Total Current Assets		53,379
Property and equipment, net		10,924
Deposit with clearing broker		100,039
Total Assets	$	164,342

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Current Liabilities		
Due to Other Broker/Dealers	$	5,177
Accounts payable and accrued expenses		4,187
Total Current Liabilities		9,364
Commitments and Contingencies (Note 6)		
MEMBERS' EQUITY		
Members' capital contributions (distributions), net		532,198
Accumulated deficit		(377,220)
Total Members' Equity		154,978
Total Liabilities and Members' Equity	$	164,342

The accompanying notes are an integral part of these financial statements

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Commissions	$	223,014
Consulting Income		35,000
Other Income		1,151
Interest and Dividend income		47
Total revenues		259,212
Operating Expenses		
Employee compensation and benefits		117,429
Officer compensation		75,000
Clearing and execution		64,619
Communications		38,119
Other operating expenses		32,345
Professional fees		66,434
Occupancy		28,578
Depreciation		7,904
Total operating expenses		430,428
Net loss	$	(171,216)

The accompanying notes are an integral part of these financial statements

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

		Members' Capital contributions (distributions), net		Accumulated Deficit		Total
Balance, December 31, 2013	$	452,100	$	(206,004)	$	246,096
Members' contributions		164,950		-		164,950
Members' withdrawals		(84,852)		-		(84,852)
Net loss, 2014		-		(171,216)		(171,216)
Balance, December 31, 2014	$	532,198	$	(377,220)	$	154,978

The accompanying notes are an integral part of these financial statements

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net Loss	$	(171,216)
Adjustments to reconcile Net loss to net cash used in operations:		
Depreciation		7,904
Changes in Operating Assets and Liabilities:		
(Increase)/Decrease in:		
Receivables from clearing brokers		41,753
Prepaid and other assets		(5,970)
Deposits with clearing brokers		180,070
Increase/(Decrease) in:		
Accounts payable and accrued expenses		(32,248)
Due to other broker/dealers		5,178
Due to former Members		(75,148)
Net cash used in operating activities		(49,677)
Cash flows from financing activities:		
Contributions from Members		164,950
Withdrawals by Members		(84,852)
Net cash provided by financing activities		80,098
Net increase in cash		30,421
Cash at beginning of year		3,920
Cash at end of year	$	34,341
Supplemental disclosure of cash flow information		
Interest paid	$	101
Taxes paid	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

TCT Securities & Derivatives, LLC (the "Company", "we", "us", "our") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company executes principal and agency transactions in various types of debt and equity securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Property and Equipment

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. The Company depreciates computer equipment over three years and furniture and fixtures over five years.

Long-Lived Assets

In accordance with Generally Accepted Accounting Principles ("GAAP"), we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. For assets which are held and used in operations, the asset is deemed

to be impaired if its carrying value exceeds its estimated undiscounted future cash flows. If such assets are considered to be impaired, the impairment loss recognized is the amount by which the carrying value exceeds the fair value of the asset or estimated discounted future cash flows attributable to the asset.

<u>Revenue Recognition</u>
Commission revenues, trading profits and losses, and riskless principal revenue, as well as related brokerage and clearing costs are recognized on a trade-date basis.

<u>Income Taxes</u>
The Company is a Limited Liability Company, which does not incur federal income taxes. Instead, its taxable income or loss is reflected by the members on their individual tax returns. No provisions are included in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2014, tax years since 2011 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

<u>Fair Value of Financial Instruments</u>
The carrying amounts of the Company's financial assets, including cash, commissions receivable from clearing broker, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - <u>RECEIVABLES FROM AND DEPOSIT WITH CLEARING BROKERS</u>

The Company has clearing and sub-clearing agreements with brokerage firms to carry its accounts. The clearing brokers have custody of the clients' securities and cash balances.

These securities and/or cash positions and the deposit serves as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing brokers. As of December 31, 2014, the Company maintained a deposit with clearing brokers in the amount of $100,039.

The Company has receivables from the clearing brokers. The receivable at December 31, 2014 was $10,499. No allowance for doubtful accounts was necessary.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consisted of the following:

Computer equipment	$	20,907
Furniture and fixtures		20,881
		41,788
Less: Accumulated depreciation		(30,864)
	$	10,924

Depreciation expense was $7,904 for the year ended December 31, 2014.

NOTE 5 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2014. As of December 31, 2014, there were no cash equivalent balances held at financial institutions that are not insured.

The Company has been funded by its members since inception. The loss of funding from the members could have adverse effects on the Company.

Receivable from clearing brokers consisted of 66% from one and 34% from another broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2014, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $135,515, which exceeded its

requirement of $100,000 by $35,515. The ratio of aggregate indebtedness to net capital was 6.91%.

NOTE 8 - EQUITY

During 2014, one Member took distributions that totaled $84,852. The distributions consisted of $40,000 which was proceeds of the sale of a 20% interest to a new Member and $44,852 which was charged against advances that the Member had taken from the Company.

During 2014, there were capital contributions that totaled $164,950. The contributions consisted of $40,000 paid by a new Member for a 20% stake in the Company. The new Member went on to contribute an additional $124,950 to the Company during 2014.

NOTE 9 - RELATED PARTY

The Company shares an office suite comprised of three distinct offices with two other entities, one of which is an entity that is affiliated through common ownership with the Company. The Company does not charge any rent to the affiliate. The majority shareholder for the Company is also the majority shareholder for the affiliate entity. Some employees of the Company provide services to the affiliate entity without compensation for the affiliated entity.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent to December 31, 2014, the Company filed "Early Warning" with FINRA to disclose that its net capital had fallen below 120% of the Company's minimum net capital requirement. On February 10, 2015, the Company filed notification with FINRA that as of February 6, 2015, its net capital was $118,943, which was below 120% of its minimum net capital requirement of $100,000. The Company has requested approval from FINRA to reduce its minimum net capital requirement from $100,000 to $5,000 and anticipates FINRA approval prior to falling below its current minimum net capital requirement of $100,000.

TCT SECURITIES & DERIVATIVES, LLC

SUPPLEMENTARY SCHEDULES

TCT SECURITIES & DERIVATIVES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

TOTAL ASSETS	$164,342
TOTAL LIABILITIES	$9,364
NET WORTH	$154,978
SUBORDINATED LOANS (Approved by FINRA)	$0
ADJUSTED NET WORTH	$154,978
LESS NON-ALLOWABLE ASSETS	$19,463
CURRENT CAPITAL	$135,515
LESS HAIRCUTS	$0
NET CAPITAL	$135,515
REQUIRED NET CAPITAL	$100,000
EXCESS NET CAPITAL	$35,515
AGGREGATE INDEBTEDNESS	$9,364
AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.91%

Reconciliation with TCT Securities and Derivatives, LLC Computation included in Part II of Form X-17A-5 as of December 31, 2014

Net Capital for unaudited Focus Report as filed	$	135,515
Audit Adjustment		0
Net Capital per December 31, 2014 audited report	$	135,515

TCT SECURITIES & DERIVATIVES, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

TCT Securities and Derivatives, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) TCT Securities & Derivatives, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TCT Securities & Derivatives, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) TCT Securities & Derivatives, LLC stated that TCT Securities & Derivatives, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TCT Securities & Derivatives, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TCT Securities & Derivatives, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

TCT Securities + Derivatives

Trade with a Capital T

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. TCT Securities & Derivatives, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. TCT Securities & Derivatives, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Juan Puig, President